UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
THORNBURG MORTGAGE, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
885218701
(CUSIP Number)
Melissa Parrish
777 Main Street, Suite 2250
Fort Worth, Texas 76102
(817) 820-6600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 15, 2008
(Date of Event Which
Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No.	885218701

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Richard E. Rainwater

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO and PF (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		8,576,034 (1)(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,576,034 (1)(2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,576,034 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☑ (3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

5.5% (4)

14	TYPE OF REPORTING PERSON (See Instructions)

IN

(1)	Assumes conversion of all shares of Series F Preferred held by the Reporting Person to shares of Common Stock at a conversion rate of 2.1739 shares of Common Stock for each share of Series F Preferred, which is the equivalent to a conversion price of $11.50 per share of Common Stock On an as-converted basis, such shares of Common Stock include (a) 4,184,757 shares owned directly by Mr. Rainwater, (b) 1,543,469 shares owned by Richard E. Rainwater

1995 Charitable Remainder Unitrust No. 1, Richard E. Rainwater, Trustee (“Trust 1”), (c) 1,884,771 shares owned by Richard E. Rainwater Charitable Remainder Unitrust No. 2, Richard E. Rainwater, Trustee (“Trust 2”), (d) 717,387 shares owned by Richard E. Rainwater Charitable Remainder Unitrust No. 3, Richard E. Rainwater, Trustee (“Trust 3”, and together with Trust 1 and Trust 2, the “Trusts”), (e) 28,260 shares owned by RER Global Liquidity Fund, L.P. (“Partnership 1”), and (f) 217,390 shares owned by RER FI Trading, L.P. (“Partnership 2”, and together with Partnership 1, the “Partnerships”).

(2)	Mr. Rainwater is the sole trustee of the Trusts and in that capacity exercises the power to vote and to dispose of all shares owned by the Trusts. Mr. Rainwater may have a pecuniary interest in the shares owned by the Trusts. Mr. Rainwater is the general partner of the Partnerships and in that capacity exercises the power to vote and to dispose of all shares owned by the Partnerships. Mr. Rainwater may have a pecuniary interest in the shares owned by the Partnerships.

(3)	The amount of shares disclosed in Row 11 excludes 869,560 shares of Common Stock underlying the Series F Preferred owned by Mr. Rainwater’s spouse, Darla D. Moore, and certain entities controlled by Ms. Moore. Mr. Rainwater disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owners of such securities for purposes of Section 13 or otherwise.

(4)	Based on 146,936,259 shares of Common Stock issued and outstanding as of January 15, 2008, as disclosed in the Issuer’s prospectus supplement dated as of January 14, 2008.

Item 1. Security and Issuer.
     This Schedule 13D (the “Schedule”) relates to shares of the common stock, par value $0.01 per share (the “Common Stock”), of Thornburg Mortgage, Inc., a company organized under the laws of Maryland (the “Issuer”), with its principal executive offices located at 150 Washington Avenue, Suite 302, Santa Fe, New Mexico, 87501.
Item 2. Identity and Background
     (a) - (c) This Schedule is being filed by Richard E. Rainwater, together with certain trusts and limited partnerships over which Mr. Rainwater has voting and investment control (collectively, the “Reporting Person”). The Reporting Person has a business address at 777 Main Street, Suite 2250, Fort Worth, Texas 76102. The Reporting Person is self-employed and his principal occupation is personal investment for his own account.
     (d) - (e) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The Reporting Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Person acquired an aggregate of 2,875,000 shares of 10% Series F Cumulative Convertible Redeemable Preferred Stock, par value $0.01 per share (the “Series F Preferred”), in a registered public offering that closed on January 15, 2008 (the “Public Offering”). The Series F Preferred is convertible into shares of the Common Stock at a conversion rate of 2.1739 shares of Common Stock for each share of Series F Preferred, which is the equivalent to a conversion price of $11.50 per share of Common Stock. Prior to the closing of the Public Offering, the Reporting Person owned an aggregate of 1,070,000 shares of Series F Preferred, which were acquired in the initial public offering of the Series F Preferred and open market transactions.
     The Reporting Person purchased the 2,875,000 shares of Series F Preferred in the Public Offering at a purchase price of $19.50 per share. The Reporting Person purchased the 1,070,000 shares of Series F Preferred in the initial public offering of the Series F Preferred and open market transactions prior to the Public Offering at the prices set forth in Item 5. The Series F Preferred was acquired by the Reporting Person with available cash. The Reporting Person does not intend to borrow funds in connection with the purchase of the Series F Preferred.
Item 4. Purpose of Transaction.
     All of the shares of Series F Preferred acquired by the Reporting Person have been acquired for investment purposes.
     Depending on market conditions and other factors that he may deem material to his investment decision, the Reporting Person may or may not, directly or indirectly, acquire shares of the Common Stock in the open market or in private transactions; and may or may not, directly or indirectly, dispose of shares of the Common Stock in the open market or in private transactions.
     Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.
Item 5. Interest in Securities of the Issuer
     (a) Because of the Reporting Person’s direct ownership of 1,925,000 shares of the Series F Preferred, his status as settlor and sole trustee of the Trusts, which own an aggregate of 1,907,000 shares of the Series F Preferred, and his status as general partner of the Partnerships, which own an aggregate of 113,000 shares of the Series F Preferred, Reporting Person may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 8,576,034 shares of the Common Stock underlying the Series F Preferred in the aggregate, which constitutes approximately 5.5% of the outstanding shares of the Common Stock.
     (b) The Reporting Person has the sole power, directly or indirectly, to vote or to direct the vote or to dispose or to direct the disposition of all of the shares of the Common Stock reported herein.

(c)	During the past sixty (60) days, the Reporting Person has purchased shares of the Series F Preferred in the initial public offering of the Series F Preferred and open market purchases on New York Stock Exchange, as follows:

Reporting Person	Date	Number of Shares	Price Per Share
Trust 1	8/30/07	560,000	25.00
Trust 2	8/30/07	200,000	25.00
	10/17/07	100,000	24.42
	11/20/07	17,000	21.77
Trust 3	9/4/07	130,000	26.30
Partnership 1	8/30/07	6,000	25.00
	11/20/07	3,000	21.77
Partnership 2	8/30/07	54,000	25.00
          Other than the transactions described above, the Reporting Person has not effected any transactions in the Series F Preferred or the Common Stock within the past 60 days.
     (d) None.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          Except as set forth herein, there are no contracts, arrangements, understandings or relationships with respect to the Common Stock owned by the Reporting Person.
Item 7. Material to be Filed as Exhibits

Exhibit 1	—	Power of Attorney authorizing Melissa T. Parrish to sign on behalf of Reporting Person
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: January 24, 2008

/s/ /Richard E. Rainwater, by Melissa Parrish, Attorney-in-Fact

Richard E. Rainwater, by Melissa Parrish, Attorney-in-Fact

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